BRANDON J. CAGE
Assistant Vice President
Counsel
Law Department
Phone: 949-219-3943
Fax: 949-219-6952
Brandon.Cage@pacificlife.com
December 15, 2010
Michael L. Kosoff
Senior Counsel
Office of Insurance Products
Division of Investment Management
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549-0506

Re:	Response to comments regarding Post-Effective Amendment No. 20 of the Pacific Voyages (333-136597) Individual Flexible Premium Deferred Variable Annuity, funded by Separate Account A (811-08946) of Pacific Life Insurance Company; CoreIncome Advantage 5 Plus (Single) and (Joint) Riders.
Dear Mr. Kosoff:
On behalf of Pacific Life Insurance Company and Separate Account A of Pacific Life Insurance Company (811-08946), set forth below are responses to comments received from you via telephone on December 9, 2010, in connection with the above referenced Post-Effective Amendment on Form N-4, filed with the SEC on October 27, 2010.
1. Staff Comment: General Comment.
a. The registration statement has six optional benefits that are no longer offered and have been moved (since 2008) from the prospectus to the SAI. As existing contract owners might still own those optional riders and can continue adding premiums to their contract, the disclosure relating to the optional benefits should be moved from the SAI back to the prospectus. Note: We have permitted disclosure relating to discontinued riders to be included in an Appendix to the prospectus as long as the prospectus cross references that location, and the Appendix clearly identifies the time period over which those riders were offered for new sales.
Response: We will move the discontinued rider disclosure from the SAI to the Prospectus for the next prospectus update in May 2011. At this time, we do not know the placement of the disclosure and will take the above referenced note into consideration.
b. As there is a large number of living benefit riders offered under these contracts, please add in the overview section a table that compares the salient features of each of the Optional Withdrawal Benefits.
Response: Thank you, we will take it into consideration.

Mr. Kosoff
December 15, 2010

2. Staff Comment: An Overview of Pacific Voyages.
a. The second italicized caption on the first page of the Supplement noting where the summaries of the new riders are to be located in the prospectus should note that these summaries will appear in the Overview section.
Response: We added the requested disclosure.
b. In the first sentence of the description of each rider, please replace the phrase “depending on your age” with “once you reach age 62”.
Response: We modified the disclosure as follows:
“...5% of your Protected Payment Base per year (once age 59 1/2 is reached)...”
3. Staff Comment: Periodic Expenses.
In each footnote to the periodic expenses, please revise the first sentence for clarity. The annual expense is not the current charge percentage (divided by 4) multiplied by the Protected Payment Base. Rather, the quarterly assessment is the current charge percentage (divided by 4) multiplied by the Protected Payment Base.
Response: We modified and re-arranged the disclosure as follows:
“If you buy CoreIncome Advantage 5 Plus (Single), the annual charge is deducted from your Contract Value on a quarterly basis. The quarterly charge is the current charge percentage (divided by 4) multiplied by the Protected Payment Base.”
The same modification will be made to the footnote for the Joint version.
4. Staff Comment: Withdrawal Benefit Rider Exchanges.
Please confirm supplementally that the exchange chart for each registration statement subject to the rule 485(b)(1)(vii) request will be customized to reflect only the optional withdrawal benefits available in each registration statement.
Response: We hereby confirm that the exchange chart for each registration statement will be customized to reflect only the riders available.
5. Staff Comment: Comments Applicable to Both Riders.
a. Withdrawal of Protected Payment Amount — Please clarify in this section and in the definition of Protected Payment Amount that the Protected Payment Amount will be reduced by amounts withdrawn during the contract year and will be reset at the beginning of each contract year to either 0% or 5% of the Protected Payment Base.
Response: Since the Protected Payment Amount does not apply before age 59 1/2 (basically zero), adding disclosure that the reset will change the PPA to 0% of the Protected Payment Base would cause confusion. However, we added the following disclosure to the Terms and Withdrawal of Protected Payment Amount sections:

Mr. Kosoff
December 15, 2010

For the Withdrawal of Protected Payment Amount subsection:
“The Protected Payment Amount will be reduced by the amount withdrawn during the Contract Year and will be reset each Contract Anniversary to 5% of the Protected Payment Base.”
For the Rider Terms — Protected Payment Amount definition [new disclosure is underlined for your reference]:
“...If the oldest Owner (or youngest Annuitant, in the case of a Non-Natural Owner) is 59 1/2 years of age or older, the Protected Payment Amount is equal to 5% of the Protected Payment Base, less cumulative withdrawals during that Contract Year and will be reset to 5% of the Protected Payment Base each Contract Anniversary. If the oldest Owner (or youngest Annuitant, in the case of a Non-Natural Owner) is younger than 591/2 years of age, the Protected Payment Amount is equal to zero (0); however, once the oldest Owner (or youngest Annuitant, in the case of a Non-Natural Owner) reaches age 59 1/2, the Protected Payment Amount will equal 5% of the Protected Payment Base and will be reset each Contract Anniversary...”
b. Early Withdrawal — Please note that the described treatment of early withdrawals means that the withdrawal will reduce the Protected Payment Base on at least a dollar for dollar basis, and more than that if contract value is less than the benefit base at the time of the withdrawal. Please add corresponding disclosure in the Supplement to clarify the minimum of proportional or dollar for dollar withdrawal treatment of the benefit base wherever it is used for any of the riders in the prospectus.
Response: We respectfully decline to add such disclosure. The existing disclosure regarding how the Protected Payment Base is reduced (proportional, dollar for dollar, or either of the two) sufficiently describes the effects of such withdrawals. There is ample numerical disclosure that goes into detail to explain and demonstrate how the benefit bases are modified depending on the type of adjustment (i.e. proportional or dollar for dollar) and which approach applies. This is consistent with all withdrawal benefit riders in the prospectus and this Supplement. In addition, we make it clear in multiple sections of the riders that “If a withdrawal is greater that the Protected Payment Amount and the Contract Value is less than the Protected Payment Base, the Protected Payment Base will be reduced by an amount that is greater than the excess amount withdrawn.”
c. Required Minimum Distributions
i. Please remove the last phrase of the third bullet “during the contract”.
Response: Thank you for bringing this to our attention. We modified that bullet as follows [new disclosure underlined for your reference]:
“only RMD withdrawals are made from the Contract during the Contract Year.”
ii. Please clarify whether the RMD exception is applied on a year-by-year basis, or whether a violation will permanently disqualify a contract owner from the RMD exception. (e.g., If a contract owner is receiving RMDs and withdraws an additional $1,000 in contract year 2010, can the contract owner still rely on the RMD exception in year 2015?)
Response: The RMD exception is applied on a year-by-year basis; there is no permanent disqualification if there is a violation. Example # 5 titled “RMD Withdrawals” provides a numerical example of this exact scenario. To provide clarification, we added a cross reference in this section that will refer the

Mr. Kosoff
December 15, 2010

reader to the appropriate numerical example that will cover what happens in this scenario. See response to iii below for the cross reference disclosure added.
iii. Please clarify whether the applicability of the RMD exception is made at the time of each withdrawal or is the Protected Payment Base adjusted retroactively after a non-RMD withdrawal is made. (e.g., If a contract owner withdraws an RMD of $7,000 on the second day of the contract year when the Protected Payment Amount is $5,000, if toward the end of the contract year a non-RMD withdrawal of $1,000 is made, how is the excess withdrawal handled? Do you reduce the protected Payment Base Based on the $1,000 excess withdrawal; or do you somehow factor in the $2,000 RMD excess withdrawal.)
Response: An excess withdrawal is determined at the time of withdrawal since the Protected Payment Amount (PPA) is reduced as each withdrawal is made. In your example, if an RMD withdrawal of $7,000 was made when the PPA was $5,000, the PPA would be reduced to zero and the protected balances would not be adjusted. When the non-RMD withdrawal of $1,000 is made, the protected balances would be adjusted only on the $1,000 non-RMD withdrawal. We would not go back to the previous $7,000 withdrawal and treat that as an excess withdrawal. In addition, if the RMD Withdrawal and the non-RMD withdrawal during the year do not exceed the PPA, then no excess withdrawal occurs and no adjustments to the benefit bases will take place.
Example # 5 titled “RMD Withdrawals” provides a numerical example of this exact scenario. To provide clarification, we added a cross reference in this section that will refer the reader to the appropriate numerical example that will cover what happens in this scenario.
We added the following disclosure to this subsection:
“See Sample Calculations — Example # 5 for numerical examples that describe what occurs when only withdrawals of the Annual RMD Amount are made during the Contract Year and when withdrawals of the Annual RMD Amount and other non-RMD Withdrawals are made.”
d. Subsequent Purchase Payments — Please revise or remove the last sentence of this paragraph as appropriate for each individual registration statement that offers this rider.
Response: We removed the last sentence from this subsection.
6. Staff Comment: CoreIncome Advantage 5 Plus (Joint)
With regard to the Early Withdrawal disclosure, please clarify whether the RMD exception applies to an early withdrawal, if such a circumstance is even possible. (e.g., one spouse is over age 70.5 and the other is under age 62). The RMD section seems to state that such an early withdrawal would not reduce the Protected Payment Base.
Response: The exception only applies if the youngest Designated Life is age 59 1/2 or older. We added the following bullet to the Required Minimum Distributions section to cover when the RMD exception would apply:
“the youngest Designated Life is age 59 1/2 or older, and”

Mr. Kosoff
December 15, 2010

7. Staff Comment: Examples.
a. In Example #3, please briefly explain the change in the Protected Payment Amount in year 2.
Response: We added the following disclosure to Example # 3:
“An automatic reset takes place at Year 2 Contract Anniversary, since the Contract Value ($207,000) is higher than the Protected Payment Base ($200,000). This resets the Protected Payment Base to $207,000 and the Protected Payment Amount to $10,350 (5% X $207,000).”
b. In Example #4, in the second step to the proportionate reduction illustration, please clarify that the formula relies on the Contract Value and Protected Payment Amount immediately before the withdrawal. Also, for readability, please consider removing the third sentence to this second step. Please make these changes, where applicable, throughout the examples.
Response: We added additional disclosure to clarify that the calculation is based on the Contract Value and the Protected Payment Amount values immediately before the excess withdrawal. We will make similar changes to other examples if applicable. We will take into consideration the removal of the third sentence; that sentence was added based on prior Staff comments.
8. Staff Comment: Prospectus Comments — Fee Table.
a. Please note in a parenthetical next to the “Optional Rider Annual Expenses” caption that the listed charges are expressed as a percent of the “benefit base” used for the rider.
Response: We respectfully decline to add the requested parenthetical. Not all rider charges are based on the benefit base; to add such disclosure would be incorrect and misleading. The footnote to each rider discloses what the charge percentage is based on and the existing cross reference refers the reader to a table which delineates the charge breakdown for each individual rider. The existing disclosure adequately describes the fees and charges.
b. Please consider grouping listing of the fees for the GPA and GIA riders separately from the other optional riders, since only one from each group may be chosen.
Response: Thank you, we will take this into consideration.
9. Staff Comment: Tandy Representation. Notwithstanding our comments, please acknowledge that: 1) the Commission Staff has not passed upon the accuracy or adequacy of the above-referenced filing; 2) the review of the filing by the Commission Staff does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filing nor does it foreclose the Commission from taking any action with respect to the filing; and 3) the Registrants may not assert, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, that the Commission Staff reviewed this filing and provided comments to the Registrants or that the filing became automatically effective thereafter.
Response: The Registrants hereby acknowledge as follows: 1) the Commission Staff has not passed upon the accuracy or adequacy of the above referenced filing; 2) the review of the filing by the Commission

Mr. Kosoff
December 15, 2010

Staff does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filing nor does it foreclose the Commission from taking any action with respect to the filing; and 3) the Registrants may not assert, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, that the Commission Staff reviewed this filing and provided comments to the Registrants or that the filing became automatically effective thereafter.
I believe that the foregoing is responsive to the SEC Staff’s comments. If you have any questions, please call me at (949) 219-3943. Thank you.
Sincerely,
/s/ BRANDON J. CAGE
Brandon J. Cage